Rasna Therapeutics, Inc.
420 Lexington Ave. Suite 2525
New York, NY 10170

July 6, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jim B. Rosenberg
Re:     Rasna Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed September 28, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 21, 2016
File No. 333-191083
Dear Mr. Rosenberg:

This letter sets forth the responses of Rasna Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2017 ("Comments Letter") concerning the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the Quarterly Period Ended September 30, 2016 (collectively, the “Filings”).
The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.
Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
3. Acquisitions, page 10

1. Refer to your response to prior comment two. Please tell us how you considered each of the following when determining that the rights to Prof. Falini’s NPM1 research and conclusions have an indefinite life:

•
The length of time you estimate that you will use Prof. Falini’s NPM1 research and conclusions in the research and development of treatment of Acute Myeloid Leukemia and Lymphoma. ASC 730-10-25-2c indicates that the amortization of intangible assets used in research and development activities is a research and development cost. As such, address why the useful life of Prof. Falini’s NPM1 research and conclusions would not be the period that you will use it in your research and development of treatment of Acute Myeloid Leukemia and Lymphoma.

The Company was founded in 2013 with the mission of using the Technology acquired as the basis for developing treatments for AML; at the time of the acquisition, there was no specified or assumed timeline for the R&D projects planned.

The Company acquired what it considers to be a platform technology that will provide a pathway to treatment. The research and conclusions reached by Prof. Falini regarding exploiting of vulnerabilities in the NPM1 mutated gene (the “Technology”) represents a breakthrough that could lead to a novel treatment of AML. Management is currently using this technology in research projects to develop a treatment for AML in patients. In considering whether the Technology will remain useful beyond the foreseeable horizon, Management considered the expectations of the investors and scientists for completion of the R&D projects planned at the acquisition date; specifically, management considered whether the expectation of the amount of time to a patented treatment was on the then-current horizon, or otherwise foreseeable in the near term. Considering the duration of time between Prof Falini’s breakthrough in 2005 and conclusions reached over the subsequent 8 years, the Company concluded that the R&D projects could likely continue for a substantial period of time before leading to a patented treatment. Therefore, we concluded that the useful life of the Technology at the time of acquisition was beyond a reasonable horizon.

In accordance with FASB ASC 350, the remaining useful life of the Technology asset acquired is revaluated each reporting period to determine whether events and circumstances continue to support its indefinite useful life.

•	The period of relevancy of Prof. Falini’s 2011 NPM1 research and conclusions considering known technological advances.

The Technology was based upon research of how a gene responds to certain treatments. The Company intends to use the Technology in its research to treat AML, by targeting the NPM1 mutated gene in AML patents. At the time of the initial fund raising, forming the Company and the asset acquisition, known technological advances were not at a stage that would limit the life of the Technology, as there was no cure, or other significant new advances in treatment, on the foreseeable horizon that used other technologies.

In each of the reporting periods since the asset acquisition, the Company has considered, in accordance with ASC 350, whether any known technological advances in AML research or treatments, based upon published research, patent filings, etc., would limit the useful life of the Technology. However, no known technological advances have had a limiting effect on the Technology’s useful life through the most recent reporting period.

•	The lack of legal protection preventing other entities from developing a product based on a similar theory/technology.

The conclusions reached by Prof Falini that constitute the Technology were not published. Published material included conclusions that NPM1-mutated AML is a critical genetic lesion in AML. However, the Technology is comprised of the effect of certain treatments to the NPM1 mutated gene. At the acquisition date, and through the reporting period, we were not and are not aware of other entities that are developing a product based upon a similar theory/technology. While not legally protected at its current stage, Prof Falini has a consulting arrangement with the Company and is a principal stockholder of the Company, and therefore his conclusions, as well as general knowledge and know-how, are likely to remain confidential and in control of the Company, until a patent is filed. Therefore, we do not believe that the lack of legal protection would limit the useful life of the Technology acquired, as the conclusions have not been published, and the current conclusions and know-how remains within the control of the Company.

•	The possibility of other entities developing different or better treatments for Acute Myeloid Leukemia and Lymphoma;

At the date of acquisition, the Company considered whether there were other alternative AML treatments, however, none were effective enough, or had reached the stage at which they limited the useful life of the Technology of the Company. In addition, the technology continues to yield promising results.

In connection with our assessment of the remaining useful life, in accordance with ASC 350, management considers other alternative treatments for AML, including the possibility that an alternative treatment for AML could limit the life of our Technology. However, the results of our study that began in April 2014 with a 60-year-old patient with NPM1-mutated AML showed complete remission, while other commonly accepted treatments for AML had failed.

•
The guidance in paragraph 4.86 of the AICPA IPR&D Guide indicating the task force’s belief that situations in which a capitalized IPR&D asset acquired in an asset acquisition would be assigned an indefinite life would occur infrequently due to the nature of those assets (i.e. R&D assets are completed and being used the way they are intended to be used).

The Company considered the position of the Task Force during its evaluation, and notes that while infrequent, in certain circumstances, IPR&D acquired in an asset acquisition can have an indefinite life. The Company does not assert that the Technology has an infinite life, however, at the time of acquisition and through the most recent reporting period, the useful life of the Technology remains beyond the foreseeable horizon. The Company intends to continue its research, by applying the conclusions reached at the gene level in the Technology to replicate the effect on the mutated NPM1 genes in an AML patient.

We applied the guidance in ASC 350, including consideration of the factors noted within the guidance at the time of the asset acquisition and in subsequent evaluations at each reporting period; no conditions or factors have presented that led the Company to the conclusion that there is a definite life on the usefulness of the Technology, due to its ability to be applied beyond the foreseeable horizon in the Company’s current research projects. In the future, upon the occurrence of an event, or a change in facts and circumstances, if evidence no longer supports an indefinite life of the Technology, the Company will begin amortizing the Technology upon completion of the R&D project, in accordance with the guidance in the paragraph 4.86 of the AICPA IPR&D Guide.

Sincerely,

/s/ Tiziano Lazzaretti

Tiziano Lazzaretti

3